UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36206

BIT Mining Limited

Units 813 & 815, Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(852) 059875938

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ⌧

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
EX-99.1
EX-99.2

Exhibit 99.1 – Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2021 and June 30, 2022 and for the six months ended June 30, 2021 and 2022

Exhibit 99.2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
	Name:	Xianfeng Yang
	Title:	Chief Executive Officer

Date: September 29, 2022